Exhibit 99.1

       QXM to Announce its Preliminary 2Q 2007 Earnings Results
                          on August 16, 2007

    BEIJING--(BUSINESS WIRE)--Aug. 6, 2007--Qiao Xing Mobile Communication Co., Ltd. ("QXM" or "the Company") (NYSE: QXM), one of China's leading manufacturers of mobile handsets, announced that it will report its preliminary second quarter earnings results before the U.S. market opens on Thursday, August 16, 2007. QXM's management team will hold a conference call on the same day at 8:30am EDT (8:30pm Beijing Time) to review the results and take questions from financial analysts.

    The Company notes that the results that will be released that day will be preliminary in nature because a third party valuation is currently being conducted on CECT for the purposes of accounting for the deemed acquisition of additional equity interest in CECT that arose from QXM's capital injection into CECT in June 2006 and this exercise will not be finalized prior to the earnings release date. As stated in the Company's 1Q 2007 earnings results announcement, QXM made a US$50.0 million capital injection into CECT that effectively raised QXM's stake in CECT to 96.55% from 93.41%. The single profit and loss account line item that may be affected as a result of this acquisition accounting will be the extraordinary gain on the deemed acquisition of the minority interest in CECT. The Company expects to file its final results for the second quarter with the U.S. Securities and Exchange Commission at the start of September.

    Conference Call

    The dial-in details for the live conference call are as follows:



- U.S. dial-in number (toll-free): 1-877-847-0047
- China dial-in number: +86-400-811-5252
- Hong Kong and international dial-in number: +852-3006-8101
  Passcode: QXMCALL


    Please dial in approximately 10 minutes before the scheduled time of the call.

    A live webcast of the conference call will be available on www.qxmc.com

    A telephone replay of the call will be available after the conclusion of the conference call through 10:30am Eastern Time on 23 August, 2007. The dial-in details for the replay are as follows:



- International dial-in number: +852-3006-8101
  Access Code: 631968


    About Qiao Xing Mobile Communication Co., Ltd.

    Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.55%-owned subsidiary in China. Currently, all of its products are sold under the "CECT" brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.

    CONTACT: Qiao Xing Mobile Communication Co., Ltd.
             Ma Tao, 8610 6250 1706
             matao@cectelecom.com
             or
             Christensen
             Christopher Gustafson, 1 480-614-3021
             cgus@ChristensenIR.com
             or
             Shelldy Cheung, 852 2232 3936
             jliu@ChristensenIR.com